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SEC
Mail Processing **ANNUAL AUDITED REPORT**
Section **FORM X-17 A-5**
PART III

FEB 28 2018

Washington DC
415

SEC FILE NUMBER
8-43278

SECURITIES AND EXCHANGE COMMISSION
Washington 18001670

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___1/1/2017___ AND ENDING ___12/31/2017___
 MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

Mutual of America Securities LLC (~~REDACTED~~)

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

___320 Park Avenue___
(No. and Street)

___New York___ ___New York___ ___10022___
 (City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

___Christopher Miseo___ ___212-224-1879___
 (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

___KPMG LLP___
(Name - if individual, state last, first, middle name)

___345 Park Avenue___ ___New York___ ___New York___ ___10154___
 (Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, William Rose, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mutual of America Securities LLC, as of December 31, 2017 are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

William Rose
Chairman, President and
Chief Executive Officer

Notary Public

CONTENTS OF REPORT

This report ** contains (check all applicable boxes):

- ■ (a) Facing page.

- ■ (b) Statement of Financial Condition.

- ■ (c) Statement of Operations and Comprehensive Income.

- ■ (d) Statement of Cash Flows.

- ■ (e) Statement of Changes in Member's Equity.

- ☐ (f) Statement of Changes in Subordinated Liabilities.

- ■ (g) Computation of Net Capital.

- ■ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.

- ■ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.

- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.

- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.

- ■ (l) An Oath or Affirmation.

- ☐ (m) A copy of SIPC Supplemental Report.

- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

- ■ (o) Exemptive Provision under Rule 15c3-3.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a5(e)(3).*



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

To the Board of Managers
Mutual of America Securities LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Mutual of America Securities LLC (the "Company") (a wholly owned subsidiary of Mutual of America Holding Company LLC, which is a wholly owned subsidiary of Mutual of America Life Insurance Company) as of December 31, 2017, the related statements of operations and comprehensive income, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively, the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Accompanying Supplemental Information

The supplemental information contained in Schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R § 240.17a-5 (and 17 C.F.R. § 1.10). In our opinion, the supplemental information contained in Schedules I, II, and III is fairly stated, in all material respects, in relation to the financial statements as a whole.



We have served as the Company's auditor since 2002.

New York, New York
February 26, 2018

KPMG LLP is a Delaware limited liability partnership and the U.S. member
firm of the KPMG network of independent member firms affiliated with
KPMG International Cooperative ("KPMG International"), a Swiss entity.

MUTUAL OF AMERICA SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

ASSETS

ASSETS:

Cash	$	90,437
Investment in mutual fund		1,623,118
Deferred income taxes		4,658
Due from affiliates		28,714
Other assets		4,651
Total assets	$	1,751,578

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:

General expenses and other liabilities	$	10,500
Due to affiliates		53,264
Total liabilities		63,764

MEMBER'S EQUITY:

Member's' capital	8,484,677
Accumulated Member's deficit	(6,782,549)
Accumulated other comprehensive (loss) income	(14,314)
Total member's equity	1,687,814
Total liabilities and member's equity	$ 1,751,578

The accompanying notes are an integral part of these financial statements.

MUTUAL OF AMERICA SECURITIES LLC

STATEMENT OF OPERATIONS AND COMPREHENSIVE INCOME
FOR THE YEAR ENDED DECEMBER 31, 2017

INCOME:	
Fee revenue	$ 760,588
Investment income	42,690
Total income	803,278
EXPENSES:	
Salaries and benefits	$ 481,639
Regulatory and audit fees	218,512
Marketing, communications, and other	39,177
Corporate service charge	21,217
Licenses and fees	35
Total expenses	760,580
Gain before realized capital gain and net income tax expense	42,698
Net realized capital gain	2,608
Net income tax expense	(19,011)
Net Income	$ 26,295
Comprehensive Income	
Net income	$ 26,295
Change in unrealized gains/losses on securities arising during the year	$ (22,117)
Income tax benefit related to items of other comprehensive loss	7,753
Other comprehensive loss	(14,364)
Total Comprehensive Income	$ 11,931

The accompanying notes are an integral part of these financial statements.

MUTUAL OF AMERICA SECURITIES LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2017

	Member's Capital	Accumulated Member's Deficit	Accumulated Other Comprehensive Income (Loss)	Total Member's Equity
alance, December 31 2016	$ 8,484,677	$ (6,808,844)	$ 50	$ 1,675,883
et income	-	26,295	-	26,295
hange in unrealized gains/losses, net of taxes	-	-	(14,364)	(14,364)
alance, December 31 2017	$ 8,484,677	$ (6,782,549)	$ (14,314)	$ 1,687,814

The accompanying notes are an integral part of these financial statements.

MUTUAL OF AMERICA SECURITIES LLC

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2017

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	26,295
Reconciliation of net income to net cash provided by operating activities-		
Realized capital (gain) loss		(2,608)
Change in due from affiliates		4,389
Change in due to affiliates		6,851
Change in deferred income taxes		(4,617)
Net cash provided by operating activities		30,310
CASH FLOW FROM INVESTING ACTIVITIES:		
Proceeds from money market investment sold		1,452,546
Cost of mutual fund investment purchased		(1,637,482)
Net cash used in investing activities		(184,936)
Net decrease in cash and cash equivalents		(154,626)
CASH, beginning of year		245,063
CASH, end of year	$	90,437

The accompanying notes are an integral part of these financial statements.

MUTUAL OF AMERICA SECURITIES LLC

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2017

1. ORGANIZATION

Mutual of America Securities LLC (the "Company") was established on June 29, 1990, pursuant to Delaware General Corporation Law. The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company is a wholly owned subsidiary of Mutual of America Holding Company, LLC. (the "Parent"), which is a wholly owned subsidiary of Mutual of America Life Insurance Company ("Mutual of America").

The Company is chartered as an introducing broker-dealer on behalf of affiliated companies with respect to transactions in listed and over-the-counter equity securities. The Company will not operate as an introducing broker-dealer until and unless its Board of Managers adopts controls and procedures governing its operations as an introducing broker dealer. The Company acts as the sole distributor for the Mutual of America Institutional Funds, Inc. series of mutual funds.

The Company's customers are limited to Mutual of America, its affiliates and its sponsored funds.

2. SIGNIFICANT ACCOUNTING POLICIES

Investments

The Company's portfolio consists of an investment in a bond mutual fund, which is carried at fair value. The fund is sponsored by Mutual of America Institutional Funds, a related entity. Security transactions for the Company's portfolio are recorded on a trade date basis. Dividend income is recorded when declared. Changes in fair value are included in other comprehensive income/loss. Prior to 2017, the Company's portfolio consisted of an investment in the Mutual of America Institutional Money Market fund. During 2017, the Company liquidated its investment in the money market fund and invested in the Institutional Bond fund.

Fair Value

The Company values its investment at fair value. Fair value is an estimate of what the Company would receive upon selling its investment in orderly arms – length transactions. Investments are categorized based on a three-level valuation hierarchy for measurement and disclosure of fair value. The valuation hierarchy is based upon the transparency of inputs used to measure fair value. The three levels are as follows:

Level 1 – quoted prices in active markets for identical securities.

Level 2 – other significant observable inputs (including yield, quality, coupon rate, maturity, issue type, quoted prices for similar securities, etc.).

Level 3 – significant unobservable inputs (including the Company's own assumptions in determining the fair value of its investment).

At December 31, 2017 management determined that the fair value input for the Company's investment in the Mutual of America Institutional Bond Market Fund is considered Level 1. There were no transfers between levels during 2017.

Fee Revenue

The Company has entered into a fee revenue agreement with Mutual of America Capital Management LLC ("Capital Management"), an affiliated entity, under which the Company receives revenues, which cannot exceed the costs it incurs, in conjunction with its operations as broker dealer for the Mutual of America Institutional Funds. Revenue is recognized as costs are incurred throughout the year.

Estimates by Management

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the recorded amounts as of and for the year ended December 31, 2017. Actual results could differ from those estimates.

New Accounting Pronouncement

In May of 2014, the Financial Accounting Standards Board ("FASB") issued ASU No. 2014-09 *Revenue from Contracts with Customers*. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This new guidance will be effective for the Company's 2018 fiscal year.

The Company is reviewing the impact of ASU 2014-09, although we believe that this pronouncement will not have a material impact on the financial statements and the related disclosures.

3. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 ["Net Capital Requirements for Brokers or Dealers"] ("the "Rule"), which requires the maintenance of minimum net capital of the greater of $25,000 or 6 2/3% of aggregate indebtedness and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. At December 31, 2017, the Company had net capital of $1,396,323, which was $1,371,323 in excess of its required net capital. The Company had aggregate indebtedness of $63,764 at December 31, 2017; the ratio of aggregate indebtedness to net capital was .0457 to 1.

4. RULE 15c3-3 EXEMPTION

Rule 15c3-3 of the Securities Exchange Act of 1934 defines customer protection and mandates reserves, which the broker-dealer must maintain, as well as the proper custody of customers' securities.

The Company is exempt from this Rule under section (k)(1) because it is an introducing broker-dealer that does not hold funds or safe-keep customer securities.

5. INCOME TAXES

The Company is a Delaware Limited Liability Company ("LLC") and as such is treated as a disregarded entity of Mutual of America for federal income tax purposes. Its financial results are included in the federal and state income tax returns of Mutual of America, as applicable.

The Company and its ultimate owner, Mutual of America, recognize income taxes in their respective financial statements based on a separate company allocation method. The Company has a tax sharing agreement with Mutual of America whereby it is responsible for payment of taxes to Mutual of America based on a separate company allocation method. It therefore allocates tax results to these financial statements based on the asset and liability method as prescribed by Accounting Standards Codification ("ASC") 740, *Income Taxes* ("ASC 740") as if it were a division of Mutual of America.

On December 22, 2017 the Tax Cuts and Jobs Act (the "Act") was signed into law. Effective for taxable years beginning after December 31, 2017, the Federal corporate tax rate is reduced to 21%. Deferred tax assets (liabilities) are remeasured to reflect the effects of enacted changes in tax laws or rates at the December 22, 2017 date of enactment, even though the changes are not effective until future periods. The impact of the remeasurement is reflected entirely in the interim period that includes the December 22, 2017 enactment date and allocated directly to income tax expense (benefit) from continuing operations. Total income tax expense for 2017 included a net charge of $3,094 to reflect the change in tax laws and tax rates included in the Act at the date of enactment, resulting primarily from revaluing the Company's deferred tax assets.

The components of income tax expense for the year 2017 are as follows:

	2017
Federal income tax expense, current $	18,984
State and local income tax expense, current	27
Total income tax expense $	19,011

MUTUAL OF AMERICA SECURITIES LLC

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2017

A reconciliation between federal income taxes and the total tax expense as shown on the statement of operations is as follows:

		2017
Federal income tax at statutory rate	$	15,857
Reduction in Federal tax rate		3,094
Other, net		60
Total income tax expense, as reported	$	19,011

The Company's deferred tax asset at December 31, 2017 consists of:

	2017
Deferred Tax Asset:	
Unrealized Loss	$ 4,658
Net Deferred Tax Asset	$ 4,658

Management believes it is more likely than not that the deferred tax asset will be realized.

The federal income tax return of the Parent for the short period of January 1, 2014 through March 31, 2014 remains subject to audit by the IRS. The Company's financial results for the short period of April 1, 2014 through December 31, 2014, and calendar years 2015, 2016 and 2017 which are included in Mutual of America's federal income tax return, also remain subject to audit by the IRS.

GAAP requires the evaluation of tax positions taken in the course of preparing the federal income tax return to determine whether it is "more-likely-than-not" that tax positions taken in the tax return will be ultimately sustained, and, if not, a tax liability and expense is recorded.

6. RELATED PARTY TRANSACTIONS

Mutual of America has incurred expenses in connection with the use of its personnel, property and facilities on behalf of the Company. Mutual of America allocates these expenses at cost to the Company each month, and the Company reimburses these expenses to Mutual of America at cost periodically. During 2017, such costs were $761 thousand and include $482 thousand of salary and benefit costs.

Balances between the Company and its affiliates are settled on a monthly basis, which results in an open due from and/or due to affiliates at December 31. During 2017 there were no capital transactions.

7. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 26, 2018, the date the financial statements were issued, and no events have occurred subsequent to the balance sheet date and before the date of evaluation that would require disclosure.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	Mutual of America Securities LLC	as of	December 31, 2017

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition			$ 1,687,814	3480
2.	Deduct: Ownership equity not allowable for Net Capital			0	3490
3.	Total ownership equity qualified for Net Capital			1,687,814	3500
4.	Add:				
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
	B. Other (deductions) or allowable credits (List)				3525
5.	Total capital and allowable subordinated liabilities			$ 1,687,814	3530
6.	Deductions and/or charges:				
	A. Total non-allowable assets from Statement of Financial Condition	$ 38,023	3540		
	B. Secured demand note delinquency		3590		
	C. Commodity futures contracts and spot commodities -proprietary capital charges		3600		
	D. Other deductions and/or charges	10,000	3610	(48,023)	3620
7.	Other additions and/or allowable credits (List)				3630
8.	Net Capital before haircuts on securities positions			$ 1,639,791	3640
9.	Haircuts on securities: (computed, where applicable, pursuant to 15c3-1 (f)):				
	A. Contractual securities commitments	$	3660		
	B. Subordinated securities borrowings		3670		
	C. Trading and investment securities:				
	1. Exempted securities		3735		
	2. Debt securities		3733		
	3. Options		3730		
	4. Other securities	243,468	3734		
	D. Undue concentration		3650		
	E. Other (List)		3736	(243,468)	3740
10.	Net Capital			$ 1,396,323	3750

OMIT PENNIES

Note: No material differences exist between this Computation of Net Capital and the corresponding computation included in the Company's December 31, 2017 unaudited Form X-17A-5 Part IIA filing dated January 24, 2018

See accompanying report of independent registered public accounting firm.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	Mutual of America Securities LLC	as of	December 31, 2017

COMPUTATION OF NET CAPITAL REQUIREMENT
Part A

11.	Minimum net capital required (6 2/3% of line 19)	$	4,251	3756
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement	$		
	of subsidiaries computed in accordance with Note (A)	$	25,000	3758
13.	Net capital requirement (greater of line 11 or 12)	$	25,000	3760
14.	Excess net capital (line 10 less 13)	$	1,371,323	3770
15.	Net capital less greater of 10% of line 19or 120% of line 12	$	1,366,323	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition	$	63,764	3790
17.	Add:			
	A. Drafts for immediate credit	$		3800
	B. Market value of securities borrowed for which no equivalent value			
	is paid or credited	$		
	C. Other unrecorded amounts (List)	$		3810
19.	Total aggregate indebtedness		3820	
20.	Percentage of aggregate indebtedness to net capital (line 19 ÷ line10)	%	4.57	3850
21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	%	0.00	3860

Line 19 also: $ 63,764 | 3840 ; box 3830.

COMPUTATION OF ALTERNATIVE CAPITAL REQUIREMENT
Part B

22.	2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$	N/A	3870
23.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	N/A	3880
24.	Net capital requirement (greater of line 22 or 23)	$	N/A	3760
25.	Excess net capital (line 10 less 24)	$	N/A	3910
26.	Net capital in excess of the greater of:	$	N/A	
	A. 5% of combined aggregate debit items or $120,000	$	N/A	3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

See accompanying report of independent registered public accounting firm.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

| BROKER OR DEALER | Mutual of America Securities LLC | December 31, 2017 |

Exemptive Provisions Under Rule 15c3-3

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon
which such exemption is based (check one only)

A. (k)(1)Limited business (mutual funds and/or variable annuities only)　　　　　　X　　 **4550**

B. (k)(2)(A)-"Special Account for the Exclusive Benefit of customers" maintained　　　　 **4560**

C. (k)(2)(B)-All customer transactions cleared through another broker-dealer on a fully disclosed basis
Name of clearing firm _____ | 4335 |　　　 **4570**

D. (k)(3)-Exempted by order of the Commission　　　　　　　　　　　　 **4580**

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of proposed withdrawal or Accrual See below for code to enter	Name of lender or contributer	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (yes or no)
4600	4601	4602	4603		4605
4610	4611	4612	4613		4615
4620	4621	4622	4623		4625
4630	4631	4632	4633		4635
4640	4641	4642	4643		4645

Total $　N/A　| 4699 |

OMIT PENNIES

Instructions: Detail Listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and anticipated accruals which would cause a reduction of Net Capital. These anticipated accruals would include amounts of bonuses, partners' drawing accounts, taxes, and interest on capital, voluntary contributions to pension or profit sharing plans, etc., which have not been deducted in the computation of Net Capital, but which you anticipate will be paid within the next six months.

WITHDRAWAL CODE:　DESCRIPTIONS

1.　Equity Capital
2.　Subordinated Liabilities
3.　Accruals

See accompanying report of independent registered public accounting firm.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	Mutual of America Securities LLC	as of	December 31, 2017

Computations for Determination of Reserve Requirements for Broker Dealers Under Rule 15c3-3 and Information for Possession or Control Requirements Under Rule 15c3-3

Mutual of America Securities LLC is exempt from the provisions of SEC Rule 15c3-3 because it meets the conditions set forth in (k)(1) of SEC Rule 15c3-3 (the exemption provision). Mutual of America Securities LLC met the identified exemption provisions in SEC Rule 15c3-3(k)(1) throughout the most recent fiscal year without exception

See accompanying report of independent registered public accounting firm.

MUTUAL OF AMERICA
SECURITIES LLC

DISTRIBUTOR OF MUTUAL OF AMERICA
INSTITUTIONAL FUNDS, INC.

SEC
Mail Processing
Section

FEB 28 2018

Washington DC
415

320 PARK AVENUE
NEW YORK NY 10022-6839
212 224 1600
212 224 2535 FAX

February 26th, 2018

Securities and Exchange Commission
Registrations Branch
Mail Stop 7010
100 F Street, NE
Washington, DC 20549

RE: Mutual of America Securities LLC
Audited Financial Statements 12/31/17

To Whom It May Concern:

Enclosed please find two (2) copies of audited financial statements for fiscal year 2017 along with SEC Form X-17A-5 for Mutual of America Securities LLC, which is a registered broker-dealer.

Please acknowledge receipt of this letter by date stamping the enclosed copy and returning it in the self-addressed envelope provided herein.

Sincerely,

Enclosures